

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

<u>Via E-Mail</u>
Mr. Joseph B. Parsons
Chief Financial Officer
Michael Kors Holdings Limited
Unit 1902
19/F, Tower 6
The Gateway
Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

>   **Re: Michael Kors Holdings Limited**
>   **Form 10-K for the Fiscal Year Ended March 30, 2013**
>   **Filed May 29, 2013**
>   **File No. 001-35368**

Dear Mr. Parsons:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/Tia L. Jenkins
>
>   Tia L. Jenkins
>   Senior Assistant Chief Accountant
>   Office of Beverages, Apparel, and
>   Mining